SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 23, 2006
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on February 21 and 22, 2006, drawn up as a summary.

1.	Date, Time and Venue: On February 21 and 22, 2006, beginning at 10:00 am of February 21, in the City of Curitiba, State of Paraná, at Hotel Crown Plaza.

2.

Attendance: Messers. Victório Carlos De Marchi, co-presidente, e Srs. Marcel Herrmann Telles, Roberto Herbster Gusmão, Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira, José Heitor Attilio Gracioso, Johan M. J. J. Van Biesbroeck, Vicente Falconi Campos and Roberto Moses Thompson  Motta.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4.	Resolutions: The attending Board members resolved by unanimous vote:

4.1.     Approval of accounts for 2005. After examined and discussed, and pursuant to Article 142, V, of Law 6.404/72, the annual report, the Management’s accounts, the financial statements and the expert opinions of the independent auditors for the fiscal year ended December 31, 2005 were unanimously approved by the Board.

4.2.     Destination of net income. Approve the destination of the net income of the fiscal year ended December 31, 2005, as mandatory dividends, in a net distribution of R$5.7500 per lot of one thousand common shares and R$6.3250 per lot of one thousand preferred shares, pursuant to the law.

4.2.1.

The payment shall be made as from May 31, 2006, subject to the approval of the the next Ordinary meeting, based on the shareholding position as of March 20, 2006 for Bovespa shareholders and record date for ADRs on March 23, 2006, without incurring monetary restatement. Shares and ADRs shall be traded ex-dividends as from March 21, 2006.

4.3.     Closure of the Buy Back Program. Approve the closure of the buy back program launched on November 7, 2005, and amended on December 29, 2005, being reached approximately 98% of its financial volume.

4.4.     Buy Back Program. To approve, pursuant to Article 25, “u”, of the Company’s Bylaws, Article 30, paragraph 1, “b”, of Law 6,404/76, and CVM Instruction 10/80 and further amendments, a buyback program, for the next 180 days, for the shares issued by the Company to be held in treasury, up to the limit of 983,987,247 preferred shares, which correspond to 5,47% of the Company’s outstanding preferred shares, pointing out that there are currently 17,990,359,995 outstanding preferred shares issued by the Company; and up to the limit of 378,121,711 common shares, which correspond to 9.72% of the Company’s outstanding common shares, pointing out that there are currently 3,891,932,196 outstanding common shares issued by the Company. The purchase shall occur at debit of the capital reserve account included in the balance sheet as of December 31, 2005, at the maximum amount of five hundred million reais (R$500,000,000.00), in compliance with the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The financial institutions to act as mediators of such operations are: (i) Deutsche Bank – Corretora de Valores S.A., located in the city of São Paulo, state of São Paulo, at Rua Alexandre Dumas, 2.200, 1º andar, CEP: 04717-910; (ii) Santander Brasil S.A. CCVM, located in the city of São Paulo, state of São Paulo, at Rua Amador Bueno, 474, Bloco C, 3º andar; (iii) Bradesco S.A. CTVM, located in the city of São Paulo, state of São Paulo, at Av. Ipiranga, 282, 11º andar; (iv) Itaú Corretora de Valores S.A., located in the city of São Paulo, state of São Paulo, at Av. Engenheiro Armando de Arruda Pereira, 707, 15º andar; (v) Fator S.A. Corretora de Valores, located in the city of São Paulo, state of São Paulo, at Rua Renato Paes de Barros, 1017, 11º andar; (vi) Ágora Senior Corretora de Títulos e Valores Mobiliários S.A, located in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia de Botafogo, 300, 6º andar – Botafogo, CEP 22250-040; (vii) Merrill Lynch S.A. CTVM, located in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, 3400, 18º andar, CEP 04538-132; (viii) JPMorgan CCVM S/A, located in the city of São Paulo, state of São Paulo, at Av. Brigadeiro Faria Lima, nº 3729, 13º andar, CEP 04538-905; e (ix) Hedging Griffo Corretora de Valores, located in the city of São Paulo, state of São Paulo, at Av. Presidente Juscelino Kubitscheck, nº 1830, Torre 4, 7º andar, CEP 04543-900.

4.4.1.

To authorize, as an alternative form for the acquisition of shares, a negotiation, based on a study prepared by the Company’s Board of Officers, by means of the purchase of calls and the placement of puts relating to shares issued by the Company, according to CVM Instruction No. 390/03. Negotiations may take place within the next 180 days, under the following conditions:

4.4.2.

Up to the limit of 983,987,247 preferred shares, corresponding to 5.47% of the outstanding preferred shares and up to the limit of 378,121,711 common shares, which correspond to 9.72% of the Company’s outstanding common shares. The number of outstanding shares issued by the Company is described in item 4.4 above.

4.4.3.

The number of options held or placed, multiplied by the respective strike price and the added price of shares issued by the Company, purchased pursuant to item 4.4 above shall not exceed, altogether, the amount destined for the acquisition of shares issued thereby provided for by the previous item 4.4.

4.4.4.	The share options placed or negotiated shall have a maximum maturity of 180 days as from the date of each transaction.

4.4.5.

The placed options strike prices and settlement conditions shall be resolved by the Board of Directors on a regular basis, based on the maturity of each class and financial models applicable in such cases.

4.4.6.	Premiums paid or received in transactions related to the options placement or negotiation shall be allocated to the company’s reserves, pursuant to Article 5 of CVM Instruction No. 390/03.

4.4.7.

The shares issued by the Company exceeding 10% of each class of outstanding shares shall not be held in treasury, pursuant to Article 3 of CVM Instruction No. 10/80, amended by CVM Instruction No. 268/97, and Article 3, I of CVM Instruction No. 390/03.

4.4.8.	The financial institutions acting as mediators of this operation referred to by this resolution shall be those described in item 4.4 above.

4.4.9.	The conduction of other operations related to shares or options referred to by the Company’s shares is herein authorized, with the purpose of protecting open option positions or to reverse them.

4.4.10.	Other restrictions provided for in Article 3 of CVM Instruction No. 390/03 shall be applied.

4.4.11.	We inform that currently there are no outstading call and/or put option relating to shares issued by the Company.

4.4.12.

The Board declares that there is no material fact which have not been disclosed by the Company and instructs the Board of Officers to suspend operations if any material fact is verified, until the referred disclosure is made effective.

Signatures. The minutes of the meeting were executed by all members of the Board present at the meeting.

The deliberations taken were faithful transcriptions of those taken at the Board meeting held on February 21 and 22, 2006. Secretary: Rodrigo Ferraz Pimenta da Cunha.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 24, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.